Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

Via US Mail

NOTICE TO PARTICIPANTS OF
THE MERIX CORPORATION 401(k) PROFIT SHARING PLAN

January 15, 2010

Dear Plan Participant:

The Merix Corporation Special Meeting of Shareholders will be held on February 8, 2010. You should have recently received proxy materials relating to your shares held in the Merix Corporation Stock Fund (the “Company Stock Fund”) in the Merix Corporation 401(k) Profit Sharing Plan (the “Plan”).  These materials included a proxy statement, which included important information about Merix Corporation (“Merix”) and its proposed merger with Viasystems Group, Inc. (“Viasystems”), and a proxy card.  Please carefully review this notice and those materials.  This notice relates only to shares of Merix common stock allocable to your account under the Plan.  This notice does not relate to other shares you may own outside of the Plan.

As a participant in the Plan, you are encouraged to direct Vanguard Fiduciary Trust Company (“Vanguard”), the trustee of the Plan, to vote the shares of Merix common stock allocable to your Plan account.  Using the control number located on the proxy card you should have recently received, you may vote by telephone toll-free at 1-800-690-6903 or on the Internet at http://www.proxyvote.com.  You may also vote by mailing your completed, signed, and dated proxy card in the reply envelope that was included previously with your proxy materials.  Your voting instructions must be received by the proxy tabulator, Broadridge, by the “Plan Deadline,” which is 11:59 P.M. Eastern time on February 3, 2010.  If you wish to change your vote (and revoke previous instructions) you may do so at any time prior to the Plan Deadline.  Your voting instructions will be applied to the Merix Corporation shares allocable to your Plan account at the close of business on the record date, December 24, 2009.

Please note that the terms of the Plan provide that Vanguard will vote the shares of Merix common stock allocated to your Plan account (as a result of your investment in the Company Stock Fund) as you direct by timely voting.  If your voting instructions are not received by the proxy tabulator by the Plan Deadline, you will be treated as directing Vanguard to abstain from voting the shares of Merix common stock allocable to your Plan account, unless to do so would be inconsistent with Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”).

           All voting instructions received by Vanguard from individual participants will be held in confidence and will not be divulged to any person, including Merix, Viasystems, and any of their respective directors, officers, employees or affiliates.

           If the proposed merger of Merix and Viasystems is approved, regardless of how you vote in the proxy, all shares of Merix common stock in the Company Stock Fund will be exchanged for shares of Viasystems common stock, following the close of the merger.  A new Viasystems company stock fund will then replace the Company Stock Fund in the Plan.  You recently received a notice informing you of a freeze on the Company Stock Fund due to the expected merger (the “Blackout Notice”). You can determine if the freeze has begun or ended by calling a Vanguard Participant Services associate Monday through  Friday from 5:30 a.m. to 6 p.m., Pacific time, at  (800) 523-1188.

To clarify the Blackout Notice, during the freeze, you won’t be able to:

• Move money into or out of the Merix Stock Fund.
• Change which funds within the Merix Stock Fund you invest your money in.
• Change how much of each paycheck you invest in the Merix Stock Fund.

In addition, more generally, during the freeze, you won’t be able to take the following actions with respect to your account:

• Change the address on your account.
• Request a loan.
• Make unscheduled loan payments.
• Request withdrawals or distributions.

    Please contact Vanguard if you wish to make any changes to your Company Stock Fund investment prior to the freeze as specified in the Blackout Notice.  Keep in mind, however, that if you exchange out of the Company Stock Fund you cannot exchange back into the Company Stock Fund and any shares allocable to your Plan account that you exchange out will not receive any Viasystems shares in connection with the proposed merger.

           All proxy solicitation materials are available at www.sec.gov. If you have questions regarding the proxy materials or the proposed merger you may call The Proxy Advisory Group, LLC, Merix’s proxy solicitor, toll-free at (888)~~-~~ 337-7699.  If you have questions about how to provide voting instructions to Vanguard, or about your Plan account, please contact Vanguard Participant Services at (800) 523-1188 weekdays from 8:30 a.m. to 9:00 p.m. Eastern time, or log onto your account at www.vanguard.com.

Sincerely,

Vanguard Fiduciary Trust Company

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.